CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF MICRO IMAGING TECHNOLOGY

JEFFREY NUNEZ and CATHERINE PATTERSON certify that:

1. They are the President and Corporate Secretary, respectively, of Micro Imaging Technology. Inc., a California corporation.

2. ARTICLE THREE (a) of the Articles of Incorporation is hereby amended to read as follows:

The Corporation is authorized to issue four classes of shares designated Convertible Preferred Stock, Preferred Stock, Common Stock, and Class B Common Stock. The number of shares of Convertible Preferred Stock authorized to be issued is 2,600,000 shares of $0.01 par value; the number of shares of Preferred Stock authorized to be issued is 1,000,000 shares of $1.00 par value; the number of shares of Common Stock authorized to be issued is 25,000,000 shares of $0.01 par value; and the number of shares of Class B Common Stock authorized to be issued is 83,983 shares of $0.01 par value. The rights, preferences, provisions, and restrictions imposed upon the four classes of shares are set forth in the succeeding Sections of Article THREE.

A paragraph is added to Article Three after the current first paragraph in Article Three of the Certificate to read as follows:

At the initial date and time of the effectiveness of this Certificate of Amendment (the Reverse Split Effective Time), the following recapitalization (the Reverse Stock Split) shall occur: (i) each five hundred (500) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Common Stock; (ii) each five hundred (500) shares of Convertible Preferred Stock, Preferred Stock and Class B Common Stock of the Corporation issued and outstanding immediately prior to the Reverse Split Effective Time shall be exchanged and combined into one share of Convertible Preferred Stock, Preferred Stock or Class B Common Stock, respectively. The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share on a certificate-by-certificate basis. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock (as defined below) affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock have been adjusted to reflect the Reverse Stock Split (that is, all numeric references and other provisions included in this Certificate of Amendment have already given effect to, and no further adjustment shall be made on account of, the Reverse Stock Split).

3. The Amendment herein set forth has been duly approved by the Board of Directors.

4. The Amendment herein set forth has been duly approved by the required vote of the shareholders in accordance with California Corporations Code Sections 902, et seq. The total number of shares of Common Stock outstanding and entitled to vote is 2,397,818,199 (each’ carrying one [I] vote per share), of which 1,630,849,811 Common Stock Shares voted, with 68.01% shares voting in favor of and approving the amendment. The total number of shares of Preferred Stock and Class B Common Stock outstanding and entitled to vote is zero [0], The total number of shares of Convertible Preferred Stock outstanding and entitled to vote is 1,668,371 (each carrying one [1] vote per share), of which 6,663 shares voted, all in favor of and approving the amendment. The total number of shares voting in favor of the amendment equaled or exceeded the voting required for all classes entitled to vote, which percentage vote required was more than fifty percent (50%) of the outstanding shares entitled to vote.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATED: February 8, 2013	/s/ JEFFREY NUNEZ
JEFFREY NUNEZ

/s/ CATHERINE PATTERSON
CATHERINE PATTERSON